Exhibit 99.3

Chemomab Therapeutics Announces Second Quarter 2026 Financial Results and

Provides Corporate Update

Proposed merger with Scipher Medicine to assess nebokitug in a Phase 2 precision medicine trial in rheumatoid arthritis (RA) continues to advance with closing expected by year-end

RA is a $24 billion market with substantial unmet need—nebokitug could potentially be the first novel mechanism RA therapy approved in the U.S. since 2012

Scipher’s AI Network Medicine platform identified first-in-class CCL24-blocker nebokitug as the highest ranked clinical-stage candidate for RA, potentially providing additional therapeutic benefit to the two-thirds of RA patients who do not achieve low disease activity or remission with current therapies

Nebokitug RA Phase 2 clinical trial expected to begin in H1 2027 and read out in H1 2028, providing a potential key inflection point

Combined company is valued at $150 million before concurrent $30 million private placement at closing and is expected to have cash runway through the Phase 2 readout

TEL AVIV, Israel, August 19, 2026 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB) (“Chemomab”), a clinical stage biotechnology company developing innovative therapeutics for immune-fibrotic diseases with high unmet need, today announced financial and operating results for the second quarter ended June 30, 2026, and provided a corporate update.

Adi Mor, PhD, co-founder and Chief Executive Officer of Chemomab, said, “The planned merger with Scipher Medicine continues to advance. As we have reported, Scipher’s validated AI network medicine platform, SPECTRA™, identified nebokitug as the leading candidate to address a major unmet need in rheumatoid arthritis (RA), a $24 billion market. We believe this merger provides our shareholders a compelling opportunity to potentially realize value through the clinical advancement of nebokitug in a large indication, as well as through Scipher’s revenue-generating precision medicine business and its biopharma partnerships. The opportunity also remains to secure a potential partner for a nebokitug Phase 3 trial in primary sclerosing cholangitis (PSC), an indication with no FDA-approved therapies. We look forward to working with our colleagues at Scipher to complete the proposed transaction and expedite the initiation of the Phase 2 trial in RA, marking an important new phase in the development of nebokitug and our anti-CCL24 platform.”

Reg Seeto, MBBS, Chief Executive Officer of Scipher Medicine, said, “We believe the announced strategic merger with Chemomab is a unique opportunity to transform the treatment of immunology-based diseases with precision medicine. We plan to start with nebokitug in patients with rheumatoid arthritis, which like other immunology-based diseases is complex in origin. This complexity results in a heterogeneous patient population with unmet medical needs, since one-size-fits-all therapies do not work well for many patients. In RA, this approach has resulted in the majority of moderate-to-severe patients not achieving an enduring response, despite multiple available treatment options.”

Dr. Seeto continued, “We reached out to Chemomab because SPECTRATM, our validated AI-enabled network medicine platform, had identified nebokitug’s novel mechanism as the highest ranked clinical program for potentially achieving efficacy in RA compared to both current and pipeline drugs in development. We intend to develop a nebokitug-specific molecular treatment-response signature (MTRS) using the technology that built the only MTRS approved by CMS in immunology. We believe this technology could increase the probability of clinical success, as we preferentially target the population that may benefit from nebokitug. Oncology has already demonstrated patient benefit with precision medicine by improving outcomes in a targeted population and has expanded the overall market with this approach of the right drug for the right patient. We see the field of immunology as the next frontier for precision medicine and we are already leading the way.

Second Quarter 2026 and Recent Highlights:

•	Entered into Definitive Merger Agreement with Scipher Medicine. On July 8, 2026, Chemomab announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with Scipher Medicine Corporation pursuant to which the companies will combine in an all-stock transaction (the “Merger”). Under the terms of the Merger Agreement, Chemomab equity holders are expected to own approximately 32% of the combined company, with Scipher equity holders owning approximately 68%, subject to customary adjustments. The combined company is valued at $150 million prior to a concurrent $30 million private placement financing and is expected to have sufficient cash to fund operations through the Phase 2 readout. The private placement is being led by a syndicate of current Scipher investors, including Northpond Ventures, with participation from Khosla Ventures, Blue Owl Healthcare Opportunities, funds managed by Neuberger, and other leading investors, and includes 100% warrant coverage, with the warrants having an exercise price based on a $75 million valuation. In addition, immediately following the closing, Chemomab shareholders will receive contingent value rights (CVRs), providing the opportunity to receive future cash payments of $10 million upon U.S. Food and Drug Administration approval of nebokitug for any indication and $40 million if Chemomab’s PSC program advances to a Phase 3 clinical trial or is partnered, in each case subject to the terms and conditions of the CVR agreement. Upon completion of the Merger, the combined company is expected to operate as Scipher Medicine Corporation and trade on the Nasdaq Capital Market under the ticker symbol “SCIP.” The combined company plans to initially focus on advancing nebokitug, a first-in-class clinical stage anti-CCL24 antibody, into a Phase 2 clinical trial for the treatment of rheumatoid arthritis, with topline results expected in the first half of 2028. Following the closing, Dr. Reginald Seeto will serve as Chief Executive Officer of the combined company, and Chemomab co-founder and Chief Executive Officer Dr. Adi Mor will join the combined company’s Board of Directors.

•	Presented three abstracts on May 30, 2026 at EASL 2026, the Annual Congress of the European Association for the Study of the Liver in Barcelona, Spain.

o	In one EASL 2026 study[1], Olink-generated analyses of circulating proteins in patient samples from the nebokitug PSC Phase 2 SPRING trial were used to generate an AI/machine learning model to identify patients who showed a combined improvement in three key fibrosis-related measures. The model showed strong performance and reliability, accurately distinguishing patients who met the combined improvement definition from those who did not.

o	A second EASL 2026 study[2] examined the impact of nebokitug treatment on four PSC-specific gene expression programs (GEPs). Treatment with nebokitug was associated with statistically significant and dose-dependent reductions in the signatures linked to the PSC-related fibrotic and immune proteins. These findings provide further support for nebokitug’s CCL24 blocking activity as a mechanism-based approach targeting core molecular drivers of PSC pathogenesis.

o	A third EASL 2026 study[3] examined nebokitug and its CCL24 target in patients with both PSC and inflammatory bowel disease (IBD). This study evaluated whether CCL24 inhibition modulates inflammatory and tissue-remodeling signatures relevant to PSC-IBD pathogenesis. The authors conclude that treatment with nebokitug resulted in improvements across inflammatory and tissue-remodeling proteins relevant to PSC with coexisting intestinal inflammation from ulcerative colitis and Crohn’s disease. These findings suggest that CCL24 inhibition may beneficially impact shared gut–liver inflammatory circuits in patients with co-existing PSC and IBD.

•	Presented new data from the company’s Phase 2 SPRING trial of nebokitug in PSC in an oral presentation at Digestive Disease Week® (DDW 2026)[4]. On May 4, 2026, a new proteomic study showed that treatment with nebokitug resulted in dose-dependent reductions in multiple inflammatory and tissue-remodeling signatures relevant to both PSC and IBD. The authors conclude that inhibition of nebokitug’s CCL24 target may provide meaningful benefit in PSC patients with concomitant IBD.

1 - AI-driven proteomic profiling differentiates composite improvement following treatment with nebokitug in PSC; T. Snir, R. Aricha, J. Lawler, C Cirillo, D. Weiner, and A. Mor; EASL 2026 Abstract No. 1839; Immune-mediated and cholestatic disease: Clinical aspects; May 30, 2026, 8:30 - 16:00 CEDT

2 - Nebokitug down-regulates core fibrotic and immune pathways defined by single-cell liver profiling; R Aricha, T Snir, J Lawler, C Cirillo, D Weiner, A Mor; EASL 2026 Abstract No. 1852; Immune-mediated and cholestatic disease: Clinical aspects; May 30, 2026, 8:30 - 16:00 CEDT

3 - Nebokitug modulates gut-liver inflammatory and tissue remodeling signatures in PSC patients with coexisting IBD; R Aricha, T Snir, J Lawler, C Cirillo, D Weiner, and A Mor; EASL 2026 Abstract No. 1859; Immune-mediated and cholestatic disease: Clinical aspects; May 30, 2026, 8:30 - 16:00 CEDT

4 - Nebokitug modulates inflammatory and tissue-remodeling signatures in patients with PSC and coexisting IBD: Biomarker findings from SPRING Phase 2 trial; P. Mantry, T Snir, R Aricha, J Lawler, C Cirillo, D Weiner, A Mor; DDW 2026 Abstract No. 4484827, Advances in the Management of Primary Sclerosing Cholangitis; May 4, 2026, 2:00 - 3:30 PM CDT

Second Quarter 2026 Financial Highlights:

•	Cash Position: Cash, cash equivalents and short-term bank deposits were $6.7 million as of June 30, 2026, compared to $8.0 million as of March 31, 2026.

•	Research and Development (R&D) Expenses: R&D expenses were $1.1 million for the second quarter of 2026, compared to $1.3 million for the second quarter of 2025.

•	General and Administrative (G&A) Expenses: G&A expenses were $1.1 million for the second quarter of 2026, compared to $1.0 million for the second quarter of 2025.

~~•~~	Net Loss: Net loss was $2.2 million, or a net loss of less than $0.01 per basic and diluted ordinary share, for the second quarter of 2026, compared to $2.1 million, or a net loss of less than $0.01 per basic and diluted ordinary share, for the second quarter of 2025. The weighted average number of ordinary shares outstanding, basic and diluted, was 640,243,933 (equal to approximately 8,003,049 ADSs) for the second quarter of 2026.

~~•~~	Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of June 30, 2026 will enable it to fund its operations through the first quarter of 2027.

•	Number of Issued and Outstanding Shares: As of June 30, 2026, the company had 579,648,600 issued and outstanding shares compared to 575,381,320 as of December 31, 2025.

Merger Update

Chemomab has confidentially submitted a draft registration statement on Form S-4 to the U.S. Securities and Exchange Commission (SEC) in connection with its proposed Merger with Scipher Medicine. The confidential submission enables the SEC review process to begin while certain required financial information is being finalized, helping to support the transaction timeline. The registration statement is expected to be publicly filed following the SEC’s initial review process, in accordance with applicable SEC rules. The companies expect the Merger to close before the end of 2026, subject to SEC review, shareholder approvals and other customary closing conditions. For additional information, please refer to the company’s Form 6-K filed with the SEC today.

Forward-Looking Statements

Certain statements in this press release, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the parties’ ability to consummate the proposed transaction and the private placement financing; the combined company’s cash position after closing of the proposed Merger and expected cash runway of the combined company; the combined company’s expected listing on Nasdaq and ticker symbol after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers of the combined company; the future operations of the combined company; the expected issuance of the CVRs and the contingent payments contemplated by the CVRs; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated clinical drug development activities and related timelines, including the expected timing for trial initiation, data and other clinical results; and other statements that are not historical fact. Any forward-looking statements in this release are based on management’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those set forth or implied by such forward-looking statements. There can be no assurance that future developments affecting the combined company will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the combined company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the Merger and the ability of each of Chemomab and Scipher to consummate the Merger; risks related to Chemomab’s ability to manage its operating expenses and its expenses associated with the Merger pending closing; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the risk that as a result of adjustments to the exchange ratio, Chemomab shareholders and Scipher stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Chemomab’s common stock relative to the value suggested by the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; the uncertainties associated with Chemomab’s and Scipher’s product candidates, as well as risks associated with the clinical development and regulatory approval of such product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the risk that the related private placement financing is not consummated or is not consummated on the terms and in the amounts currently anticipated; the risk of potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; and those uncertainties and factors described under the heading “Risk Factors” in Chemomab’s Annual Report on Form 20-F for the year ended December 31, 2025 and Quarterly Report on Form 6-K for the quarter ended March 31, 2026, and Chemomab’s other filings from time to time with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Chemomab and Scipher do not undertake or accept any duty to make any updates or revisions to any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed Merger, Chemomab has confidentially submitted to the SEC a draft registration statement on Form S-4 and intends to publicly file with the SEC a registration statement on Form S-4 that will include a proxy statement of Chemomab and a prospectus of the combined company, together with other relevant documents concerning the proposed transaction. This press release is not a substitute for the registration statement, proxy statement/prospectus or any other document that Chemomab may file with the SEC in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS OF CHEMOMAB ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMOMAB, SCIPHER, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available), and other documents containing important information about Chemomab and Scipher, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov, or by contacting Chemomab’s Investor Relations department at the contact information provided in this press release.

Participants in the Solicitation

Chemomab, Scipher and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemomab’s shareholders in connection with the proposed Merger. Information regarding Chemomab’s directors and executive officers is available in Chemomab’s Annual Report on Form 20-F for the year ended December 31, 2025 and in its subsequent filings with the SEC, including its Quarterly Report on Form 6-K for the quarter ended March 31, 2026. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation, which may differ from those of Chemomab’s shareholders generally, will be included in the registration statement, proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed Merger, when they become available. Investors and security holders should read the proxy statement/prospectus and other relevant materials carefully and in their entirety when they become available before making any voting or investment decisions.

About Chemomab Therapeutics Ltd.

Chemomab is a clinical stage biotechnology company developing innovative therapeutics for immune-fibrotic diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug, a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening immune-fibrotic diseases. Chemomab has reported positive results from five clinical trials of nebokitug, including the Phase 2 SPRING trial in patients with primary sclerosing cholangitis. For more information, visit: chemomab.com.

Contacts:

Media & Investors:

Chemomab Therapeutics
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,

Strategic Communications

Phone: +1 917-355-9234

barbara.lindheim@chemomab.com

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	June 30,	December 31,
	2026	2025
Assets

Current assets
Cash and cash equivalents	5,999	7,564
Short term bank deposits	688	2,802
Other receivables and prepaid expenses	3,270	3,059

Total current assets	9,957	13,425

Non-current assets
Long term prepaid expenses	123	211
Property and equipment, net	158	176
Total non-current assets	281	387

Total assets	10,238	13,812

Current liabilities
Trade payables	257	485
Accrued expenses	493	337
Employees and related expenses	803	656

Total current liabilities	1,553	1,478

Total liabilities	1,553	1,478

Shareholders’ equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of June 30, 2026, and as of December 31, 2025;
Issued and outstanding: 579,648,600 Ordinary shares as of June 30, 2026 and 575,381,320 as of December 31, 2025;

Additional paid in capital	124,241	123,952
Accumulated deficit	(115,556)	(111,618)

Total shareholders’ equity	8,685	12,334
Total liabilities and shareholders’ equity	10,238	13,812

The accompanying notes are an integral part of the interim condensed consolidated financial information.

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares.

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Six months	Three months	Six months	Three months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2026	2025	2025
Operating expenses

Research and development	2,067	1,142	3,780	1,287

General and administrative	2,024	1,099	1,969	975

Total operating expenses	4,091	2,241	5,749	2,262

Financing income, net	153	76	369	205

Loss before taxes	3,938	2,165	5,380	2,057

Taxes on income	-	-	-	-

Net loss for the period	3,938	2,165	5,380	2,057

Basic and diluted loss per Ordinary Share (*)	0.006	0.003	0.012	0.004
Weighted average number of Ordinary Shares outstanding, basic and diluted (*)	639,483,242	640,243,933	459,829,621	463,508,519

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares.